Filed by Cullen Agricultural Holding Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Triplecrown Acquisition Corp.
Commission File No.: 001-33698
For the Related Registration Statement: 333-161773

TRIPLECROWN ACQUISITION CORP.
970 WEST BROADWAY, PMB 402
JACKSON, WYOMING 83001

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF TRIPLECROWN ACQUISITION CORP.
TO BE HELD ON OCTOBER 21, 2009

To the Stockholders of Triplecrown Acquisition Corp.:

NOTICE IS HEREBY GIVEN that the special meeting of stockholders of Triplecrown Acquisition Corp. (“Triplecrown”), a Delaware corporation, will be held at 10:00 a.m. eastern time, on October 21, 2009, at the offices of Graubard Miller, Triplecrown’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174. You are cordially invited to attend the meeting, which will be held for the following purposes:

(1)	to consider and vote upon separate proposals to amend Triplecrown’s amended and restated certificate of incorporation to (a) revise the definition of a “business combination,” (b) delete all references to “fair market value” and (c) delete the second sentence of Section E of Article Seventh relating to Triplecrown being prohibited from consummating a business combination with an entity affiliated with any of Triplecrown’s founders, all to allow Triplecrown to complete the merger with Cullen Agricultural Holding Corp. (“CAH”), a wholly-owned subsidiary of Triplecrown, notwithstanding that: (i) Cullen Agricultural Technologies Inc. (“Cullen Agritech”), a Georgia corporation that will be CAH’s operating business following the proposed business combination, is owned by Cullen Inc. Holdings Ltd. (“Cullen Holdings”), an affiliate of Eric J. Watson, Triplecrown’s chairman of the board and treasurer, (ii) Triplecrown will ultimately be acquired by CAH and therefore Triplecrown will not acquire at least 50% of the voting securities of the target business, (iii) Cullen Agritech is not an operating business in the financial services industry and (iv) the fair market value of Cullen Agritech on the date of the transaction is less than 80% of the balance of Triplecrown’s trust account — we refer to these proposals collectively as the “initial charter proposals”;
(2)	to consider and vote upon a proposal to (i) adopt the Agreement and Plan of Reorganization, dated as of September 4, 2009, as amended, among Triplecrown, CAH, CAT Merger Sub, Inc. (“Triplecrown Merger Sub”), a wholly-owned subsidiary of CAH, Cullen Agritech and Cullen Holdings, which, among other things, provides for (a) the merger of Triplecrown with and into CAH, with CAH being the surviving entity and (b) the merger of Triplecrown Merger Sub with and into Cullen Agritech, with Cullen Agritech being the surviving entity and becoming a wholly owned subsidiary of CAH, and (ii) approve the business combination contemplated by such Agreement and Plan of Reorganization — we refer to this proposal as the “merger proposal”;
(3)	to consider and vote upon separate proposals to approve the following differences between the amended and restated certificate of incorporation of CAH to be in effect following the merger and Triplecrown’s current amended and restated certificate of incorporation: (a) the name of the new public entity will be “Cullen Agricultural Holding Corp.” as opposed to “Triplecrown Acquisition Corp.”; (b) CAH will have 200,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock, as opposed to Triplecrown having 160,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock; (c) CAH’s corporate existence will be perpetual as opposed to Triplecrown’s corporate existence terminating on October 22, 2009; and (d) CAH’s amended and restated certificate of incorporation will not include the various provisions applicable only to specified purpose acquisition corporations that Triplecrown’s amended and restated certificate of incorporation contains — we refer to these proposals collectively as the “secondary charter proposals”; and
(4)	to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, the required proposals have not been approved — we refer to this proposal as the “stockholder adjournment proposal.”

These items of business will be more fully described in the definitive proxy statement/prospectus to be delivered to you in the coming days, which you are encouraged to read in its entirety before voting. Only holders of record of Triplecrown common stock at the close of business on September 30, 2009 are entitled to notice of the special meeting of stockholders and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting of stockholders.

All Triplecrown stockholders are cordially invited to attend the special meeting in person. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record of Triplecrown common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker or bank. If you do not submit your proxy or vote in person at the special meeting or, if you hold your shares through a broker or bank, if you do not instruct your broker how to vote your shares or obtain a proxy from your broker or bank to vote in person at the special meeting, it will have the same effect as a vote against the approval of the initial charter proposals, the merger proposal and the secondary charter proposals.

The officers, directors and stockholders of Triplecrown prior to its initial public offering have agreed to vote the shares of Triplecrown common stock they received before such initial public offering in accordance with the majority of the votes cast at the special meeting of stockholders with respect to the merger proposal by the holders of shares sold in Triplecrown’s initial public offering.

A complete list of Triplecrown stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at the principal executive offices of Triplecrown for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, please sign, date and return the proxy card to be mailed with the definitive proxy statement/prospectus as soon as possible in the envelope provided with such definitive proxy statement/prospectus. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

September 30, 2009	By Order of the Board of Directors,
Jonathan J. Ledecky President, Secretary and Director

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS AND YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES CONVERTED INTO A PRO RATA PORTION OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF TRIPLECROWN’S INITIAL PUBLIC OFFERING (“IPO”) ARE HELD. YOU MUST AFFIRMATIVELY VOTE AGAINST THE MERGER PROPOSAL AND DEMAND THAT TRIPLECROWN CONVERT YOUR SHARES INTO CASH NO LATER THAN THE CLOSE OF THE VOTE ON THE MERGER PROPOSAL TO EXERCISE YOUR CONVERSION RIGHTS. IN ORDER TO CONVERT YOUR SHARES, YOU MUST TENDER YOUR STOCK TO TRIPLECROWN’S STOCK TRANSFER AGENT PRIOR TO THE SPECIAL MEETING OF TRIPLECROWN STOCKHOLDERS. YOU MAY TENDER YOUR STOCK, AT YOUR OPTION, BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY THROUGH THE DEPOSITORY TRUST. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR CONVERSION RIGHTS. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL HAVE ADDITIONAL INFORMATION ON THE PROCEDURES FOR PROPERLY EXERCISING CONVERSION RIGHTS.

TRIPLECROWN ACQUISITION CORP.
970 WEST BROADWAY, PMB 402
JACKSON, WYOMING 83001

NOTICE OF SPECIAL MEETING OF WARRANTHOLDERS
OF TRIPLECROWN ACQUISITION CORP.
TO BE HELD ON OCTOBER 21, 2009

To the Warrantholders of Triplecrown Acquisition Corp.:

NOTICE IS HEREBY GIVEN that the special meeting of warrantholders of Triplecrown Acquisition Corp. (“Triplecrown”), a Delaware corporation, will be held at 10:00 a.m. eastern time, on October 21, 2009, at the offices of Graubard Miller, Triplecrown’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174. You are cordially invited to attend the meeting, which will be held for the following purposes:

(1)	to consider and vote upon separate proposals to amend certain terms of the Warrant Agreement, dated as of October 22, 2007, between Triplecrown and Continental Stock Transfer & Trust Company which governs the terms of Triplecrown’s outstanding warrants, in connection with the consummation of the transactions contemplated by the Agreement and Plan of Reorganization, dated as of September 4, 2009, as amended, among Triplecrown, Cullen Agricultural Holding Corp. (“CAH”), a wholly-owned subsidiary of Triplecrown, CAT Merger Sub, Inc. (“Triplecrown Merger Sub”), a wholly-owned subsidiary of CAH, Cullen Agricultural Technologies Inc. (“Cullen Agritech”), a Georgia corporation, and Cullen Inc. Holdings Ltd. (“Cullen Holdings”), the sole stockholder of Cullen Agritech, which, among other things, provides for (i) the merger of Triplecrown with and into CAH, with CAH being the surviving entity and (ii) the merger of Triplecrown Merger Sub with and into Cullen Agritech, with Cullen Agritech being the surviving entity and becoming a wholly owned subsidiary of CAH. The amendments to the Warrant Agreement will provide that effective upon consummation of the merger (a) the exercise price of Triplecrown’s warrants will be increased from $7.50 per share to $12.00 per share, (b) the expiration date of the warrants will be extended from October 21, 2012 to October 21, 2013 and (c) the price at which the stock must trade for the warrants to be called for redemption will be increased from $13.75 per share to $17.00 per share — we refer to these proposals collectively as the “warrant amendment proposals”;
(2)	to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Triplecrown is not authorized to consummate the warrant amendment proposals — we refer to this proposal as the “warrantholder adjournment proposal.”

These items of business will be more fully described in the definitive proxy statement/prospectus to be delivered to you in the coming days, which you are encouraged to read in its entirety before voting. Only holders of record of Triplecrown warrants at the close of business on September 30, 2009 are entitled to notice of the special meeting of warrantholders and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting of warrantholders.

The approval of the warrant amendment proposals is a condition to the consummation of the merger discussed above. Triplecrown’s officers, directors and stockholders prior to Triplecrown’s initial public offering, have indicated they intend to vote in favor of the warrant amendment proposals at the special meeting of warrantholders.

Although an exchange of warrants in a reorganization generally does not result in gain or loss to the warrant holder, the approval of the amendment increasing the exercise price of Triplecrown’s warrants, extending the expiration date of the warrants and increasing the price at which the stock must trade for the warrants to be called for redemption constitutes an exchange for a materially different property under the applicable rules and regulations of the Internal Revenue Service, resulting in the recognition of gain or loss measured by the difference between the fair market value of the new CAH warrant received and the tax basis of the Triplecrown warrant surrendered. Additional information on the tax consequences of the transaction will be presented in the definitive proxy statement/prospectus that will be mailed to you.

All Triplecrown warrantholders are cordially invited to attend the special meeting in person. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the proxy card to be mailed with the definitive proxy statement/prospectus as soon as possible. If you are a warrantholder of record of Triplecrown, you may also cast your vote in person at the special meeting. If your warrants are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your warrants or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the warrant amendment proposals.

A complete list of Triplecrown warrantholders of record entitled to vote at the special meeting of warrantholders will be available for ten days before the special meeting at the principal executive offices of Triplecrown for inspection by warrantholders during ordinary business hours for any purpose germane to the special meeting of warrantholders.

Your vote is important regardless of the number of warrants you own. Whether you plan to attend the special meeting or not, please sign, date and return the proxy card to be mailed with the definitive proxy statement/prospectus as soon as possible in the envelope provided with such definitive proxy statement/prospectus. If your warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the warrants you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

September 30, 2009	By Order of the Board of Directors,
Jonathan J. Ledecky President, Secretary and Director

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR WARRANTS WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. IF THE MERGER IS NOT COMPLETED AND TRIPLECROWN DOES NOT COMPLETE AN INITIAL BUSINESS COMBINATION PRIOR TO OCTOBER 22, 2009, THEN THE WARRANTS WILL EXPIRE WORTHLESS.

SUMMARY OF THE MATERIAL TERMS OF THE MERGER

The following summary highlights some of the information regarding the proposals to be presented at Triplecrown’s Special Meetings of Stockholders and Warrantholders. It does not contain all of the information that you should consider before deciding how to vote on any of the proposals described herein. You should read carefully the more detailed information that will be set forth in the definitive proxy statement/prospectus that will be delivered to you, including the information set forth under the caption “Risk Factors,” in order to make a decision as to how to vote on each proposal. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the notice delivered herewith.

•	Pursuant to Triplecrown’s amended and restated certificate of incorporation and as disclosed in the prospectus included in the registration statement for Triplecrown’s IPO, Triplecrown undertook to consummate an initial business combination in which it acquired an operating business in the financial services industry with a fair market value equal to at least 80% of the balance in Triplecrown’s trust account (excluding deferred underwriting discounts and commissions) and resulting in the ownership by Triplecrown of not less than 50% of the voting securities of the target business. Additionally, Triplecrown was prohibited from consummating a business combination with a business affiliated with any of Triplecrown’s officers, directors and stockholders prior to the IPO (“Triplecrown Founders”). In the proposed merger, (i) the sole stockholder of Cullen Agritech, the entity that will become CAH’s operating business following the proposed transaction, is Cullen Holdings, an entity controlled by Eric J. Watson, Triplecrown’s chairman of the board and treasurer, (ii) Triplecrown will ultimately be acquired by CAH and therefore not acquire at least 50% of the voting securities of the target business, (iii) Cullen Agritech is not an operating business in the financial services industry and (iv) the fair market value of Cullen Agritech on the date of the transaction is only approximately 29% of the balance of the trust account. Accordingly, the proposed merger does not satisfy the requirements set forth in Triplecrown’s amended and restated certificate of incorporation or IPO prospectus. Notwithstanding the foregoing, Triplecrown considered and analyzed numerous companies and acquisition opportunities in its search for an attractive business combination candidate, none of which were able to be negotiated and structured in such a way as to be as attractive to public stockholders as the proposed merger. A complete description of the material positive and adverse factors that Triplecrown’s board of directors considered in approving the transaction will be set forth in the definitive proxy statement/prospectus. Accordingly, Triplecrown is proposing to amend the terms of its amended and restated certificate of incorporation to allow for the consummation of the proposed transaction.
•	If the initial charter proposals are approved, stockholders will be asked to adopt the merger agreement and approve the business combination contemplated by such merger agreement. The parties to the Agreement and Plan of Reorganization are Triplecrown, CAH, Triplecrown Merger Sub, Cullen Agritech and Cullen Holdings. Pursuant to the agreement, (i) Triplecrown will merge with and into CAH with CAH surviving the merger and becoming the new publicly-traded corporation of which the present holders of Triplecrown and Cullen Agritech securities will be security holders and (ii) Triplecrown Merger Sub will merge with and into Cullen Agritech with Cullen Agritech surviving the merger and becoming a wholly-owned subsidiary of CAH.
•	Cullen Agritech is a newly formed company committed to the development and commercialization of advanced agricultural technologies. Cullen Agritech’s principal focus will be to improve agricultural yields through forage and animal sciences. Cullen Agritech will also provide advisory services associated with the development and implementation of efficient farming techniques both in the United States and abroad.
•	Upon completion of the transactions contemplated by this proxy statement/prospectus, the current holders of common stock of Triplecrown will own 57,740,000 shares of CAH stock (assuming no holders of shares of Triplecrown common stock sold in its initial public offering elect to convert their shares into a portion of Triplecrown’s trust account and assuming the founders of Triplecrown cancel an aggregate of 11,260,000 shares they will receive upon exchange of their Triplecrown common stock as described in more detail below), representing 78.6% of CAH’s outstanding common stock, and the current holder of common stock of Cullen Agritech will own 15,881,148 shares of CAH common stock, representing 21.4% of CAH’s outstanding common stock. Assuming that holders of approximately 29.99% of the

Public Shares elect to convert their shares into a portion of Triplecrown’s trust account, the current holders of common stock of Triplecrown will own 41,180,000 shares of CAH stock (assuming the officers, directors and founders of Triplecrown cancel an aggregate of 11,260,000 shares they will receive upon exchange of their Triplecrown common stock in connection with the merger as described in more detail in this proxy statement/prospectus), representing 72.4% of CAH’s outstanding common stock, and the current holder of common stock of Cullen Agritech will own 15,881,148 shares of CAH common stock, representing 27.6% of CAH’s outstanding common stock. Cullen Holdings has agreed that it will not sell any of the shares it receives in the merger until the 12-month anniversary of the consummation of the merger.
•	To provide a fund for payment to Triplecrown with respect to its post-closing rights to indemnification under the merger agreement, at the closing of the merger, the current holder of common stock of Cullen Agritech will place in escrow (with an independent escrow agent) an aggregate of 1,588,114 shares of CAH common stock it will receive in the merger, representing approximately 10% of the initial shares to be issued to it in the merger.
•	Prior to Triplecrown’s IPO, the Triplecrown Founders acquired 13,800,000 units of Triplecrown (“Founders’ Units”), representing 13,800,000 shares of common stock of Triplecrown (“Founders’ Shares”) and 13,800,000 warrants to purchase shares of common stock of Triplecrown (“Founders’ Warrants”). All of such securities are held in escrow under an escrow agreement with Continental Stock Transfer & Trust Company, pursuant to which such securities will not be released from escrow until one year after the consummation of Triplecrown’s initial business combination (except in certain limited situations such as transfers to family members, upon a holder’s death or pursuant to a domestic relations order). In connection with the merger, the Triplecrown Founders have agreed to have cancelled an aggregate of 11,260,000 shares of common stock of CAH they will receive in exchange for 11,260,000 Founders’ Shares upon consummation of the merger. The remaining 2,540,000 shares, as well as all of the warrants of CAH that the Triplecrown Founders will receive in exchange for their Founders’ Warrants, will continue to be held in escrow pursuant to the original terms of the escrow agreement entered into in connection with the IPO and will be released one year after the consummation of the merger.
•	In connection with the proposed business combination with CAH, Triplecrown and Natural Dairy, Inc., a subsidiary of Cullen Agritech (“Natural Dairy”), entered into a contract to purchase a certain piece of land to be used by CAH following consummation of the merger. The total purchase price of the land is $8,662,500 on which Triplecrown paid a deposit of approximately $1.8 million. If Triplecrown is unable to complete the proposed business combination by the date it is required to liquidate, Mr. Watson and Natural Dairy have jointly and severally agreed to assume Triplecrown’s remaining obligations under the purchase contract (approximately $6.9 million) and Triplecrown will have no further obligations or liability whatsoever under the purchase contract.
•	The merger and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirement or approval, except for Hart-Scott-Rodino Antitrust Improvements Act of 1976 filings, filings with the State of Delaware necessary to effectuate the merger and the registration statement, of which this proxy statement/prospectus forms a part, shall have become effective and no stop order suspending its effectiveness, or proceeding to that effect, shall have been implemented by the SEC.
•	Consummation of the merger is conditioned on, among other things, (i) the holders of (a) a majority of the Public Shares present and entitled to vote at a meeting called for this and other related purposes, approving the merger and (b) a majority of Triplecrown’s outstanding common stock on the record date, at a meeting called for this and other related purposes, approving the merger proposal, (ii) the holders of fewer than 30.0% of the Public Shares voting against the merger and properly demanding that their Public Shares be converted into a pro-rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger, (iii) the holders of a majority of Triplecrown’s common stock outstanding on the record date approving the initial charter proposals and the subsequent filing of Triplecrown’s second amended and restated certificate of incorporation and (iv) the holders of a majority of Triplecrown’s warrants outstanding on the record date approving the warrant amendment proposals. If permitted under applicable law, either Triplecrown or Cullen Agritech may waive compliance with any conditions (including but not limited to the condition that the warrant amendment proposals are approved) for the benefit of itself or such party contained in the merger agreement or in any document delivered pursuant to the merger agreement. However, the condition requiring that the holders of fewer than 30.0% of the Public Shares affirmatively vote against the merger proposal and demand conversion of their shares into cash and that the initial charter amendments be approved may not be waived. Additional information on the conditions to closing and the potential waivers that may be granted will be set forth in the definitive proxy statement/prospctus.
•	Triplecrown has received an opinion from its counsel, Graubard Miller, relating to the tax treatment of the proposed transaction and the effect on Triplecrown’s stockholders. Graubard Miller has consented to the use of its opinions in the proxy statement/prospectus.
•	It is possible that the present holders of 30.0% or more of the shares of common stock sold in Triplecrown’s IPO (“Public Shares”) will vote against the merger and seek conversion of their Public Shares into cash in accordance with Triplecrown’s amended and restated certificate of incorporation. If such event were to occur, the merger could not be completed. To preclude such possibility Triplecrown, the Triplecrown Founders, CAH, Cullen Agritech and their respective affiliates may enter into arrangements to provide for the purchase of the Public Shares from holders thereof who indicate their intention to vote against the merger and seek conversion or otherwise wish to sell their Public Shares or other arrangements that would induce holders of Public Shares not to vote against the merger proposal. Definitive arrangements have not yet been determined but some possible methods will be described in the proxy statement/prospectus.
•	At the closing of the merger, the funds in Triplecrown’s trust account will be released to pay transaction fees and expenses (including the balance of the purchase price for the land to be used by CAH following consummation of the merger), deferred underwriting discounts and commissions, tax liabilities, if any, and reimbursement of expenses of the Triplecrown Founders and to make purchases of Public Shares, if any. The balance of the funds will be released to CAH to pay Triplecrown stockholders who properly exercise their conversion rights and for working capital and general corporate purposes of CAH and Cullen Agritech. Additionally, if CAH has access to more than $150 million after closing of the merger, CAH may use such funds in excess of $150 million, depending on market conditions, to repurchase shares of common stock.
•	After the merger, the directors of CAH will be Eric J. Watson, Richard Watson, Edward J. Mathias, Robert B. Hersov, Kerry Kennedy, Richard Y. Roberts and Edward Hanson. Each of Edward J. Mathias, Robert B. Hersov, Kerry Kennedy, Richard Y. Roberts and Edward Hanson will be considered independent directors under applicable regulatory rules.
•	In addition to voting on the initial charter proposals and the merger proposal, the stockholders of Triplecrown will vote on proposals to:
•	approve the following differences between the amended and restated certificate of incorporation of CAH to be in effect following the merger and Triplecrown’s amended and restated certificate of incorporation: (a) the name of the new public entity will be “Cullen Agricultural Holding Corp.” as opposed to “Triplecrown Acquisition Corp.”; (b) CAH will have 200,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock, as opposed to Triplecrown having 160,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock; (c) CAH’s corporate existence will be perpetual as opposed to Triplecrown’s corporate existence terminating on October 22, 2009; and (d) CAH’s amended and restated certificate of incorporation will not include the various provisions applicable only to specified purpose acquisition corporations that Triplecrown’s amended and restated certificate of incorporation contains.
•	adjourn the meeting, if necessary. It is possible for Triplecrown to obtain sufficient votes to approve the stockholder adjournment proposal but not receive sufficient votes to approve the other proposals. In such a situation, Triplecrown could adjourn the meeting and attempt to solicit additional votes in favor of such proposals.

•	Triplecrown is also seeking the approval from the holders of its warrants to amend the terms of the warrant agreement to (a) increase the exercise price of Triplecrown’s warrants from $7.50 per share to $12.00 per share, (b) extend the expiration date of the warrants from October 21, 2012 to October 21, 2013 and (c) increase the price at which the stock must trade for the warrants to be called for redemption from $13.75 per share to $17.00 per share. The approval of each of the warrant amendment proposals is a condition to the merger being consummated, although this condition may be waived upon mutual consent of Triplecrown and Cullen Agritech. The amendments will be effective immediately upon consummation of the merger. The Triplecrown Founders have indicated they intend to vote in favor of the warrant amendment proposals at the special meeting of warrantholders.

Conversion Rights

Pursuant to Triplecrown’s amended and restated certificate of incorporation, a holder of Public Shares may, if the stockholder affirmatively votes against the merger proposal, demand that Triplecrown convert such shares into a pro rata portion of the trust account if the merger is consummated. If you exercise your conversion rights, then you will be exchanging your shares of Triplecrown common stock for cash and will no longer own shares of Triplecrown or be entitled to receive common stock of CAH in connection with the merger. You will be entitled to receive cash for your Public Shares only if you vote against the merger proposal, properly demand conversion and deliver your Public Shares (either physically or electronically, at your option) to Triplecrown’s transfer agent prior to the special meeting of stockholders. You should read carefully the more detailed information that will be set forth in the definitive proxy statement/prospectus that will be delivered to you for a further description of the conversion rights and for the procedures to be followed if you wish to convert your shares into cash. Holders of Public Shares electing to exercise conversion rights will not be entitled to appraisal rights.

Appraisal Rights

In the event CAH’s securities are not listed on a national securities exchange at the time the merger of CAH and Triplecrown is consummated, appraisal rights will be available to all Triplecrown stockholders pursuant to Section 262 of the DGCL. Appraisal rights are not available to holders of Triplecrown warrants. If appraisal rights are available, holders of shares of Triplecrown common stock who do not vote in favor of the merger proposal and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL. If the common stock of CAH is listed on a national securities exchange at the time the merger of CAH and Triplecrown is consummated, Triplecrown stockholders will not be entitled to assert appraisal rights under Section 262.

Holders of Public Shares electing to exercise conversion rights will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this notice as Annex A. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights, if any, under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of common stock of Triplecrown as to which appraisal rights are asserted. A person having a beneficial interest in shares of common stock of Triplecrown held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights, if available.

In the event that appraisal rights are available, under Section 262, holders of shares of common stock of Triplecrown who do not vote in favor of the merger proposal and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger of CAH and Triplecrown, together with a fair rate of interest, if any, as determined by the court.

Under Section 262, where a merger or consolidation agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262.

To the extent appraisal rights are available in connection with the merger of CAH and Triplecrown, this proxy statement/prospectus shall constitute the notice, and the full text of Section 262 is attached to this notice as Annex A. In the event appraisal rights are available in connection with the merger of CAH and Triplecrown, any holder of common stock of Triplecrown who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex A carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, Triplecrown believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand

If appraisal rights are available in connection with the merger of CAH and Triplecrown, any holder of common stock of Triplecrown wishing to exercise appraisal rights must deliver to Triplecrown, before the vote on the merger proposal, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the adoption of the merger agreement. A stockholder of Triplecrown wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger of CAH and Triplecrown. The stockholder must not vote in favor of the merger proposal. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the merger proposal or abstain from voting on the adoption of the merger agreement. Neither voting against the adoption of the merger agreement nor abstaining from voting or failing to vote on the merger proposal will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the merger proposal. The demand must reasonably inform Triplecrown of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the merger proposal will constitute a waiver of appraisal rights.

If appraisal rights are available in connection with the merger of CAH and Triplecrown, only a holder of record of shares of Triplecrown common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of common stock of Triplecrown should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger of CAH and Triplecrown. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of common stock of Triplecrown held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to Triplecrown Acquisition Corp. at 590 Madison Avenue, 21st Floor, New York, New York 10022, Attention Paul Vassilakos.

Any holder of common stock of Triplecrown may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to CAH as the surviving entity of the merger, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just.

Notice by the Surviving Corporation

If appraisal rights are available in connection with the merger of CAH and Triplecrown, within 10 days after the effective time of the merger, CAH, as the surviving corporation, must notify each holder of common stock of Triplecrown who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the merger proposal, that the merger has become effective.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger of CAH and Triplecrown, but not thereafter, CAH, as the surviving entity of the merger, or any holder of common stock of Triplecrown who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. CAH, as the surviving entity is under no obligation to and has no present intention to file a petition, and holders should not assume that CAH will file a petition. Accordingly, it is the obligation of the holders of common stock of Triplecrown to initiate all necessary action to perfect their appraisal rights in respect of shares of common stock of Triplecrown within the time prescribed in Section 262.

Within 120 days after the effective time of the merger, any holder of common stock of Triplecrown who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from CAH a statement setting forth the aggregate number of shares not voted in favor of the merger proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation.

If a petition for an appraisal is timely filed by a holder of shares of common stock of Triplecrown and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

Determination of Fair Value

After determining the holders of common stock of Triplecrown entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger of CAH and Triplecrown, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to fair value under Section 262. Although Triplecrown believes that the exchange of Triplecrown common stock for CAH common stock is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, this consideration. Neither Triplecrown nor CAH anticipate offering more than the applicable shares of common stock of CAH to any stockholder of Triplecrown exercising appraisal rights, and each of Triplecrown and CAH reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of common stock of Triplecrown is less than the applicable shares of common stock of CAH, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of common stock of Triplecrown have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. The Court may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of common stock of Triplecrown under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of common stock of Triplecrown will be deemed to have been converted at the effective time of the merger into the right to receive common stock of CAH. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the common stock of CAH in accordance with Section 262.

From and after the effective time of the merger of CAH and Triplecrown, no dissenting stockholder shall have any rights of a stockholder of Triplecrown with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of common stock of Triplecrown, if any, payable to stockholders of Triplecrown of record as of a time prior to the effective time of the merger; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the effective time of the merger, or subsequently with the written approval of the surviving company, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the merger consideration in accordance with the terms of the merger agreement. Once a petition for appraisal is filed with the Delaware court, however, the appraisal proceeding may not be dismissed as to any stockholder of Triplecrown without the approval of the court.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

Annex A

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

262 APPRAISAL RIGHTS.  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.